Exhibit 99.1
NEWS RELEASE
Enbridge to undertake $300 million Montana-Alberta Tie-Line power transmission project
CALGARY, Alberta, August 16, 2011 — Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into an arrangement agreement with Tonbridge Power Inc., and related lock-up agreements with Tonbridge directors, management and its major shareholder. The agreement is subject to approval by not less than two-thirds of Tonbridge common shares voted at a special meeting expected to be held on September 26, 2011 and to receipt of certain regulatory approvals. Holders of more than 20% of the Tonbridge common shares have agreed to vote in favour of the transaction.
Enbridge will offer to acquire all outstanding common shares of Tonbridge for $20 million through a plan of arrangement, and to repay approximately $50 million of debt incurred in the development of the Montana-Alberta Tie-Line (MATL) power transmission project being developed by Tonbridge. Enbridge will be entitled to receive approximately $9 million in a combination of cash and warrants if the arrangement is not completed in certain circumstances.
Following the acquisition, Enbridge will inject further funding to complete the first 300 megawatt (MW) phase of MATL as well as a low cost expansion to 550-600 MW. The total cost to Enbridge for both phases of MATL is expected to be approximately $300 million, of which approximately half is being funded through a low cost 30-year loan from the Western Area Power Administration of the U.S. Department of Energy.
MATL is a 345-kilometer transmission line from Great Falls, Montana to Lethbridge, Alberta, designed to take advantage of a growing supply of electric power in Montana, including green power production, and the buoyant power demand of Alberta. Required permits for the first phase of MATL have been obtained and the project has secured long-term, take-or-pay contracts for the system’s entire northbound capacity. In addition, Tonbridge also has a 200-kilometer southern extension of MATL, the Green Line, under development.
“The MATL project is the first step in Enbridge’s plans to develop a power transmission growth platform,” said J. Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development of Enbridge. “Power transmission fits well with Enbridge’s overall energy infrastructure value proposition, typically involving long-lived assets with stable cash flows and earnings. The transmission industry growth fundamentals are strong, with significant North America wide investment required to replace aging infrastructure, address grid bottlenecks and tie renewable power projects to more distant markets. The local fundamentals of the MATL project are particularly strong and meet the criteria we established for our initial entry point investment.”

Added Mr. Bird, “The project comes with an established project development team which, with support from Enbridge’s Major Projects execution group and our financial resources, will be well positioned to develop the existing Tonbridge opportunities under the Enbridge banner, as well as to support other transmission development opportunities Enbridge is examining. We welcome this team to Enbridge.”
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com